EDWARD T. SWANSON

Attorney At Law

1135 17th Street Suite E

Santa Monica, California 90403

Phone: (310) 586-0082      Fax: (310) 828-6138

Email: etswanson@att.net

February 1, 2005

Diamond Entertainment Corp.

800 Tucker Lane

Walnut, California 91789

Attention: Mr. Fred Odaka, CFO

Copy to Ms. Susan Guerrier, SEC (Fax No.

 202-942-9527)

Re: Diamond Entertainment Corporation

Dear Sirs:

We have acted as counsel for Diamond Entertainment Corporation (the "Company") in connection with the preparation of the Company's preliminary proxy statement filed on Schedule 14A on or about January 21, 2005 (the "Preliminary Proxy Statement"), relating to, among other things, the proposed authorization of a possible reverse stock split of the Company’s outstanding Common Stock in the range of 10:1 to 30:1, as determined in the sole discretion of the Board of Directors of the Company.

We have examined the New Jersey Business Corporation Act, as currently in effect, the Preliminary Proxy Statement, and such other documents as we have deemed appropriate.  Based on the foregoing examination, we are of the opinion that the Company may seek approval from its shareholders with respect to a reverse stock split of the Company’s outstanding Common Stock in the range of 10:1 to 30:1, as stated in the Preliminary Proxy Statement, without specifying the exact ratio within such range that will be utilized by such reverse stock split, and that, assuming due approval of such proposal by both the Board of Directors and the shareholders of the Company, the due determination by the Board of the specific ratio of the reverse stock split within the foregoing range, and the due filing of a Certificate of Amendment with respect to the reverse stock split on behalf of the Company in accordance with the New Jersey Business Corporation Act, the reverse stock split will be properly effected pursuant to New Jersey Business Corporation Act.

We consent to the filing of this opinion with the Securities and Exchange Commission.

Very truly yours,

/s/ Edward T. Swanson

Edward T. Swanson